

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 27, 2018

Via E-Mail
Jack DeCicco
Chief Financial Officer and Treasurer
CYS Investments, Inc.
500 Totten Pond Road, 6th Floor
Waltham, MA 02451

Re: CYS Investments, Inc.
Form 10-K for the fiscal year ended December 31, 2017
Filed February 15, 2018
File No. 1-33740

Dear Mr. DeCicco:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate and
  Commodities